UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

August 2026

Commission File Number: 001-43208

The Metals Royalty Company Inc.

1900 Dome Tower

333 7th Ave SW

Calgary, AB, T2P 2Z1

British Columbia, Canada

(403) 984-1941

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 21, 2026, The Metals Royalty Company Inc. (the “Company”) issued a press release titled “The Metals Royalty Company Announces Fully Allocated US$165 Million Financing to Fund Acquisition of Additional 1.0% Mesabi Royalty”, and on August 24, 2026, the Company issued a press release titled “The Metals Royalty Company Announces Closing of Additional 1.0% Mesabi Royalty and US$165 Million Financing.” A copy of the press releases are furnished here as Exhibit 99.1 and Exhibit 99.2, respectively, and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

TABLE OF CONTENTS

Exhibit No.	Description

99.1	Press Release dated August 21, 2026

99.2	Press Release dated August 24, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Metals Royalty Company Inc.

By:	/s/ Donald Sewell
Name:	Donald Sewell
Title:	President & Chief Financial Officer

Date: August 24, 2026